ENVOY COMMUNICATIONS GROUP INC. ANNOUNCES
FIRST QUARTER FISCAL 2007 RESULTS
Envoy Earns $1.6 million in First Quarter
TORONTO, ON — February 12, 2007 — Envoy Communications Group Inc. (NASDAQ: ECGI/ TSX: ECG) today announced its financial results for its first quarter ended December 31, 2006.
Envoy recorded net earnings of $1.6 million, or $.08 per fully diluted share, for the three months ended December 31, 2006 compared with a loss of ($1.1) million or ($.05) per fully diluted share last year. The earnings per share calculations were based on 19,437,820 fully diluted shares as at December 31, 2006 and 21,007,517 fully diluted shares December 31, 2005.
During January 2007 Envoy announced that it had purchased and cancelled 9,002,383 common shares pursuant to the modified Dutch Auction tender offer launched in fiscal 2006. The aggregate cost of repurchasing these shares was $28.7 million or, $3.19 per share. The shares purchased and cancelled represented 46.5% of Envoy’s issued and outstanding common shares. The cash required to purchase these shares was made available from Envoy’s $57.4 million investment portfolio at year end.
After giving affect to this purchase and cancellation of its common shares Envoy will have 10,419,032 shares outstanding going forward. If there were no changes to the issued and outstanding shares during the remainder of the year, Envoy estimates that the weighted average fully diluted shares outstanding for fiscal 2007 will be approximately 12,686,000.
Prior to the launch of the Dutch Auction Envoy’s net book value per issued and outstanding share, based on September 30, 2006 year end financial statements, was $3.57. After giving effect to the Dutch Auction Envoy’s book value per issued and outstanding share, based on the December 31, 2006 financial statements, was $4.60. This represents an increase in the net book value per share of $1.03 or a 28.9% increase.
“We are pleased with the results of our first quarter” said Geoff Genovese, Envoy President and CEO. “Our Consumer and Retail Branding Business performed well during the quarter and our Merchant Banking Business is off to a good start to the year” he said.
Watt International, Envoy’s Branding business, earned approximately $400,000 in the quarter. “The restructuring of Watt and the repositioning of its business which we completed last year is beginning to deliver results” said Mr. Genovese. “We have won business from new clients and expanded relationships with existing clients domestically and internationally. This demonstrates the strength and reputation of the Watt brand in the marketplace”.

Envoy’s Merchant Banking business, Envoy Capital Group, earned approximately $1.9 million in the quarter. As this was the first reportable quarter for this segment there are no comparable earnings for the same quarter last year. Investment income for the quarter (including realized and unrealized gains, interest and dividends) totaled $2.4 million. Based on a capital base of approximately $35 million, this represents a return of approximately 7% in the quarter for the Merchant Banking business.
Envoy recently announced that it received approval from the Toronto Stock Exchange to purchase and cancel, pursuant to a Normal Course Issuer Bid, up to an additional 1,001,818 common shares over the twelve month period commencing February 7, 2007 and ending February 6, 2008.
Management’s discussion and analysis, containing a full analysis of financial results, is available on EDGAR (www.sec.gov/edgar.shtml) and on SEDAR (www.sedar.com).
About Envoy
Envoy Communications Group (NASDAQ: ECGI / TSX:ECG) businesses include the Watt Group, an international consumer and retail branding group of companies, and Envoy Capital Group, a merchant banking and financial services company. For more information on Envoy Communications Group Inc., visit our website at www.envoy.to
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Cautionary Statement
Certain statements contained in this press release may constitute “forward-looking statements” within the meaning of Section 21E (i) (1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Envoy’s actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Envoy’s services, changes in competition, the ability of Envoy to integrate acquisitions or complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Envoy that Envoy’s plans and objectives will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.
For further information, please call:
Envoy Communications Group Inc.
Contact: Geoffrey Genovese
Tel: (416) 593-1212
Or contact our investor relations department at: info@envoy.to